Exhibit 1

PERION REPORTS FIRST QUARTER 2016 RESULTS;
NON-GAAP REVENUES $73.1 MILLION, ADJUSTED EBITDA $8.8 MILLION

Tel Aviv & New York – May 10, 2016 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the first quarter of 2016.

First Quarter 2016 Financial Highlights*

•	Non-GAAP Revenues for the first quarter of 2016 and 2015 were $73.1 million and $52.1 million, respectively
•	Adjusted EBITDA for the first quarter of 2016 and 2015 was $8.8 million and $22.1 million, respectively
•	Non-GAAP Net Income from continuing operations for the first quarter of 2016 and 2015 was $6.7 million and $17.0 million, respectively
•	Non-GAAP diluted Earnings Per Share from continuing operations for the first quarter of 2016 and 2015 was $0.09 and $0.23, respectively
•	GAAP Net Loss for the first quarter of 2016 was $5.6 million and for the first quarter of 2015, GAAP Net Income was $10.7 million
•	Cash provided by continuing operations in the first quarter of 2016 was $6.3 million and as of March 31, 2016, cash and deposits totaled $48.8 million

* Please see a reconciliation of GAAP measures to non-GAAP measures provided in this press release.

Josef Mandelbaum, Perion’s CEO commented, “For Perion, 2016 is all about execution and we are off to strong start, with revenue and EBITDA exceeding our guidance. As anticipated, search revenues decreased slightly from the fourth quarter, due to a declining remnant user base and seasonally lower RPMs; we expect to maintain this level of search revenue throughout the year. Advertising revenue came in as planned and is expected to build throughout the year, accounting for close to 50% of total revenue in 2016.”

“We have diversified our revenue, strategically aligned our operations and reduced costs, through the combination of Growmobile and Undertone, and are focused on establishing Perion as the leader in high-impact advertising solutions for brands and publishers,” concluded Mr. Mandelbaum. “While there certainly remain challenges in the industry, we continue to expect in excess of 50% revenue growth for the year, with strong EBITDA at the high end of our original guidance.”

Non-GAAP Financial Comparison for the First Quarter of 2016:

Revenues: In the first quarter of 2016, non-GAAP revenues were $73.1 million, as compared to $52.1 million in the first quarter of 2015. This increase is primarily a result of the Undertone acquisition on November 30, 2015.

Customer Acquisition Costs (CAC) and Media Buy Costs: Customer acquisition and media buy costs in the first quarter of 2016 were $31.6 million, or 43% of revenues, as compared to $15.7 million, or 30% of revenues in the first quarter of 2015. The increase of these costs as a percentage of revenues was primarily due to the new search rev-share model replacing the search revenues that were without expense in 2015 and have substantially churned out since then. The nominal increase was also due the media costs associated with the Undertone revenues included this quarter, for the first full quarter since the acquisition in the last quarter of 2015.

Costs and Expenses: Excluding CAC and media buy, costs and expenses in the first quarter of 2016 were $33.6 million, or 46% of revenues, compared to $15.0 million, or 29% of revenues, in the first quarter of 2015. The increase was primarily due to the addition of the Undertone activity, since its acquisition on November 30, 2015.

Non-GAAP costs and expenses in the first quarter of 2016 excluded $6.4 million amortization of acquired intangible assets, $1.9 million of share based compensation expenses, and $0.2 million of acquisition related expenses, all of which were included in the GAAP numbers. In the first quarter of 2015, non-GAAP costs and expenses excluded $1.5 million amortization of acquired intangible assets, $1.3 million of share based compensation expenses and $0.6 million of acquisition related expenses.

Adjusted EBITDA: In the first quarter of 2016, adjusted EBITDA was $8.8 million, or 12% of revenues, compared to $22.1 million, or 42% of revenues, in the first quarter of 2015. Last year’s EBITDA, and consequently Net Income, benefitted from the high level of expense-free remnant users, coupled with significantly reduced CAC.

Discontinued Operations: In the first quarter of 2016, discontinued operations accounted for a $3.6 million loss, as compared to a $2.8 million loss in the first quarter of 2015. As a result of the strategic decision to combine most of Growmobile’s business with Undertone and to shut down or sell the remaining parts of the Growmobile business, the Company has classified those parts as discontinued operations in the GAAP results, and as such are excluded from the non-GAAP results for this period and in the comparable period of 2015.

Non-GAAP Net Income: In the first quarter of 2016, Non-GAAP net income was $6.7 million, or 9% of revenues, compared to $17.0 million, or 33% of revenues, in the first quarter of 2015.

GAAP Net Loss: On a GAAP basis in the first quarter of 2016, we had a net loss of $5.6 million out of which $3.6 million was due to discontinued operations.

GAAP Cash and Cash Flow from Operations: As of March 31, 2016, cash, cash equivalents and short-term deposits, were $48.8 million. Cash provided by continuing operations in the first quarter of 2016 was $6.3 million.

Perion currently satisfies all of the financial covenants associated with its convertible bonds.

Financial Outlook for the Second Quarter of 2016:

Management today announced its financial non-GAAP outlook for the second quarter of 2016 as follows:

•	Revenue is expected to be in the range of $73 - $75 million.
•	Adjusted EBITDA is expected to be in the range of $8 - $9 million.

Conference Call:

Perion will host a conference call to discuss the results today, May 10, 2016, at 10 a.m. ET. Details are as follows:

•	Conference ID: 6422640
•	Dial-in number from within the United States: 1-888-438-5491
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2144
•	Playback available until May 17, 2016 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 6422640 for the replay.
•	Live webcast accessible at http://www.perion.com/events/

About Perion Network Ltd.

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers.  Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, including adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinue operations, accretion of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Following the acquisition of Undertone, non-GAAP revenues were adjusted to reflect how management analyzes revenues from the sale of standard ad formats, net of associated media buy costs. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars, when the bond was issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 24, 2016. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED

In thousands (except share and per share data)

	Three months ended
	March 31,
	2015	2016

Revenues:
Search	$42,909	$40,500
Advertising and other	9,228	35,289
Total Revenues	52,137	75,789

Costs and Expenses:
Cost of revenues	1,517	4,050
Customer acquisition and media buy costs	15,669	34,291
Research and development	5,368	7,319
Selling and marketing	4,347	15,105
General and administrative	4,958	8,270
Depreciation and amortization	2,226	7,339
Restructuring costs	-	728
Total Costs and Expenses	34,085	77,102

Income (Loss) from Operations	18,052	(1,313)
Financial expense, net	714	3,138

Income (Loss) before Taxes on Income	17,338	(4,451)
Taxes on income	3,819	(2,428)

Net Income (Loss) from Continuing Operations	13,519	(2,023)
Net loss from discontinued operations	(2,780)	(3,585)

Net Income (Loss)	$10,739	$(5,608)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.19	$(0.02)
Discontinued operations	$(0.04)	$(0.05)

Net Earnings (Loss) per Share - Diluted:
Continuing operations	$0.18	$(0.02)
Discontinued operations	$(0.04)	$(0.05)

Weighted average number of shares - Basic:
Continuing and discontinued operations	70,278,575	76,169,607

Weighted average number of shares - Diluted:
Continuing and discontinued operations	74,670,557	76,169,607

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED

In thousands

	December 31,	March 31,
	2015	2016

ASSETS

Current Assets:
Cash and cash equivalents	$17,519	$38,375
Short term bank deposit	42,442	10,381
Accounts receivable, net	66,662	56,015
Prepaid expenses and other current assets	17,396	19,716
Total Current Assets	144,019	124,487

Property and equipment, net	12,714	13,510
Goodwill and intangible assets, net	269,765	261,808
Deferred taxes	12,344	4,999
Other assets	3,456	2,091

Total Assets	$442,298	$406,895

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$40,388	$33,200
Accrued expenses and other liabilities	22,857	18,840
Short-term loans and current maturities of long-term and convertible debt	23,756	24,099
Deferred revenues	7,731	6,438
Payment obligation related to acquisitions	11,893	8,103
Total Current Liabilities	106,625	90,680
Long-Term Liabilities:
Long-term debt, net of current maturities	46,920	45,757
Convertible debt, net of current maturities	28,371	22,609
Payment obligation related to acquisition	37,231	35,680
Deferred taxes	19,456	10,521
Other long-term liabilities	3,858	4,017
Total Liabilities	242,461	209,264

Shareholders' equity:
Ordinary shares	206	207
Additional paid-in capital	227,258	230,045
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(794)	(180)
Accumulated deficit	(25,831)	(31,439)
Total Shareholders' Equity	199,837	197,631

Total Liabilities and Shareholders' Equity	$442,298	$406,895

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED

In thousands

	Three months ended March 31,
	2015	2016
Operating activities:
Net income (loss)	$10,739	$(5,608)
Loss from discontinued operations, net	(2,780)	(3,585)
Net income (loss) from continuing operations	13,519	(2,023)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,226	7,339
Stock based compensation expense	1,274	1,858
Issuance of ordinary shares related to employees retention	63	-
Foreign currency translation loss on inter-company balances with foreign subsidiaries	-	189
Accrued interest, net	(546)	83
Deferred taxes, net	395	(1,649)
Change in payment obligation related to acquisition	971	567
Fair value revaluation - convertible debt	(451)	2,319
Net changes in operating assets and liabilities	(4,787)	(2,423)
Net cash provided by continuing operating activities	12,664	6,260
Net cash used in discontinued activities	(2,515)	(2,712)
Net cash provided by operating activities	$10,149	$3,548
Investing activities:
Purchases of property and equipment	$(1,264)	$(481)
Capitalization of development costs	-	(1,461)
Change in restricted cash, net	50	-
Investments in short-term deposits, net	(44,100)	32,061
Cash paid for acquisition, net of cash acquired	(4,533)	-
Net cash provided by (used in) investing activities	$(49,847)	$30,119
Financing activities:
Exercise of stock options and restricted share units	2	1
Payment made in connection with acquisition	-	(3,880)
Repayment of convertible debt	-	(7,620)
Repayment of long-term loans	(575)	(1,365)
Net cash used in financing activities	$(573)	$(12,864)
Effect of exchange rate changes on cash and cash equivalents	(42)	53
Net increase (decrease) in cash and cash equivalents	(37,798)	23,568
Net cash used in discontinued activities	(2,515)	(2,712)
Cash and cash equivalents at beginning of period	101,183	17,519
Cash and cash equivalents at end of period	$60,870	$38,375

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended
	March 31,
	2015	2016

GAAP revenues	52,137	75,789
Media buy costs offset from revenues	-	(2,717)
Non-GAAP revenues	$52,137	$73,072

GAAP costs and expenses	$34,085	$77,102
Acquisition related expenses	(556)	(179)
Share based compensation	(1,274)	(1,858)
Amortization of acquired intangible assets	(1,549)	(6,445)
Media buy costs offset from revenues	-	(2,717)
Restructuring costs	-	(728)
Non-GAAP costs and expenses	$30,706	$65,175

GAAP net income (loss) from continuing operations	$13,519	$(2,023)
Acquisition related expenses	556	179
Share based compensation	1,274	1,858
Amortization of acquired intangible assets	1,549	6,445
Restructuring costs	-	728
Fair value revaluation of convertible debt and related derivative	(106)	839
Accretion of payment obligation related to acquisition	357	567
Taxes related to amortization of acquired intangible assets	(148)	(1,920)
Non-GAAP net income from continuing operations	$17,001	$6,673

Non-GAAP net income from continuing operations	$17,001	$6,673
Taxes on income	3,967	(508)
Financial expense, net	463	1,732
Depreciation	677	894
Adjusted EBITDA	$22,108	$8,791

Non-GAAP diluted earnings per share	$0.23	$0.09

Shares used in computing non-GAAP diluted earnings per share	74,670,557	76,207,450